TIAA CREF
Financial Services

TIAA-CREF Life Insurance Company
730 Third Avenue
New York, NY 10017-3206
212.490.9000 1.800.223.1200

CHARITABLE GIVING BENEFIT RIDER

The Charitable Giving Benefit Rider pays, upon the death of the [last surviving] insured, an additional death benefit, over and above the benefit described in the section of this policy titled The death benefit. The additional benefit equals one percent (1%) of this policy's base Face Amount, but the additional benefit can be no greater than $100,000. The Rider must be elected at or before policy issue and cannot be added after the date of policy issue. If the Rider is not elected at issue, it cannot be added after issue even if the policy's Face Amount is increased. Increases or decreases in the policy Face Amount after issue will result in a corresponding change in the Charitable Giving Benefit. The Charitable Giving Benefit is only payable if you name a beneficiary for this benefit before the [last surviving] insured's death.

The designated beneficiary of the additional benefit must be an institution accredited as a charity with the IRS under section 501(c)(3).

Multiple beneficiaries may be provided and will share equally in the distribution unless you provide other instructions in a form satisfactory to us. Beneficiaries may be changed at any time during the life of the policy.

If you accelerate your death benefit as described in the section of this policy titled Accelerated Death Benefit*, the portion of the Charitable Giving Benefit corresponding to the amount of the accelerated death benefit will equal the accelerated Charitable Giving Benefit less a discount for one year of interest on the accelerated Charitable Giving Benefit at the rate described in the policy's Accelerated Death Benefit Disclosure. The Charitable Giving Benefit will be paid to the designated beneficiary of the Charitable Giving Benefit at the time of acceleration.

TIAA-CREF Life Insurance Company will pay the charity(s) in the name of the [last surviving] deceased insured. The costs and benefits of this Rider are paid in their entirety by TIAA-CREF Life Insurance Company. Regardless of whether the policy owner elects or declines this optional Rider, there is no additional cost.

David M. Anders

President & Chief Executive Officer
TIAA-CREF Life Insurance Company

*This benefit may not be available in all states

In order to select the optional Charitable Giving Benefit Rider shown above, you must complete this form and return it to TIAA-CREF Life Insurance Company before the policy is issued. This Charitable Giving Benefit will not take effect until the policy is issued. The terms and conditions for the payment of Charitable Giving Benefit to a qualified charity, which are stated above, will be incorporated into the policy when this form is attached to it.

Name of Qualified Charity: ______

Tax ID Number (if known): ______ Telephone Number: ______

Address: ______

City: ______ State: ______ Zip Code: ______

Printed Name: ______

Signature of Policy Owner or Authorized Trustee/Corporate Officer: ______

Name of Trust/Business (if applicable): ______

Signed at (City): ______ State: ______ Date: ______